

January 29, 2013

Anastasios Aslidis
Chief Financial Officer
Euroseas Ltd.
c/o Tasos Aslidis
11 Canterbury Lane
Watchung, NJ 07069

Re: Euroseas Ltd.
Form 20-F for the year ended December 31, 2011
Filed April 27, 2012
File No. 001-33283

Dear Dr. Aslidis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief